UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008849

February 17, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Legal Department
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2004

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 6, 2004 concerning the shareholder proposal submitted to Wal-Mart by the Sinsinawa Dominicans. We also have received a letter on the proponent's behalf dated February 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Toni Harris, OP
Committee Member
Sinsinawa Dominicans, Inc.
585 Country Road Z
Sinsinawa, WI 53824-9701

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the Sinsinawa Dominicans (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 11, 2003. The Proposal requests that Wal-Mart's Board of Directors "review the Company's policies for food products manufactured or sold by the Company under the Company's brand names or private labels containing genetically engineered (GE) ingredients and report to shareholders within six months of the annual meeting. This report, developed at reasonable cost and omitting proprietary information, will identify:

- the scope of the Company's food products manufactured/sold by the company under the Company's brand names or private labels, derived from or containing GE ingredients;
- outline a contingency plan for sourcing non-GE ingredients should circumstances so require."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is materially false and misleading.

The Proposal is Materially False and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Proposal is materially false and misleading because most of the statements made in the Proposal's Supporting Statement have no apparent connection to either Wal-Mart or the subject matter of the Proposal, which is a request for a report from Wal-Mart on the scope of Wal-Mart's use of GE ingredients and a contingency plan for sourcing non-GE ingredients should circumstances so require. The irrelevant statements contained in the Proposal function mainly as scare tactics to mislead Wal-Mart's shareholders into believing that Wal-Mart is violating governmental regulations or taking actions that are in some way unsafe, as certain parties are alleged to have done in the statements at issue. Additionally, most of these statements do not contain specific citations to an article or other source, which makes it very difficult to verify the statements. The Staff has stated that, in drafting shareholder proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements." See Section G.4. of Staff Legal Bulletin No. 14 ("SLB 14"). Specifically, the Proposal contains the following statements:

1. **"The United States Department of Agriculture reported (7/2003) that 21 percent of all farms growing *Bt* corn in ten mid-western states, equivalent to 26 percent of acreage, failed to comply with the Environmental Protection Agency's refuge requirements designed to protect insect immunity to Bt toxin. We believe protection of insect susceptibility to Bt is in the public good."**

It is unclear what relation this statement bears to the subject matter of the Proposal. Wal-Mart is not connected with any alleged failure by certain farms in the mid-west to comply with governmental regulations. Even if this statement were in some way relevant to the Proposal, the lack of a complete citation for the statement makes it impossible for Wal-Mart to verify the statement. Furthermore, the Proponent's use of jargon, including "Bt" and "refuge requirements," without defining such terms would be misleading to Wal-Mart's shareholders.

2. **"Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture requested that 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002)."**

These statements, which, in context, might well serve to demonstrate that the U.S. government has GE food products well in hand in terms of regulation and control, are used in the Proposal in an attempt to frighten Wal-Mart's shareholders into believing that Wal-Mart is participating in some dangerous activity as a result of products it sells. This implication is materially false and misleading. Additionally, the matters referenced in this paragraph have absolutely nothing to do with either Wal-Mart or the report requested in the Proposal. Finally, even if these statements were in some way relevant to the Proposal, the lack of complete citations for these statements makes it impossible for Wal-Mart to verify the statements.

3. **"A report commissioned by the Pew Initiative on Food and Biotechnology (4/2003) casts doubt on the preparedness of the current post-market oversight program to achieve its traditional objectives, including the enforcement of regulatory restrictions and the detection and correction of unanticipated health or environmental problems."**

This statement is vague and misleading, as it does not explain what a "current post-market oversight program" is, what the "traditional objectives" of such a program are, to what "regulatory restrictions" it refers, or what "unanticipated health or environmental problems" are not being detected or corrected. Additionally, it is not clear what relation this statement bears to either Wal-Mart or the report requested by the Proposal. Furthermore, even if this statement were in some way relevant to the Proposal, the lack of a complete citation for the statement makes it impossible for Wal-Mart to verify the statement.

4. "The glyphosate herbicide is used widely by farmers who plant genetically engineered glyphosate resistant crops. Indications are that weed resistance to glyphosate is increasing (Penn State College of Agricultural Sciences News 5/30/03)."

It is unclear what relevance this statement has to the Proposal or to Wal-Mart. Additionally, the use of jargon such as "glyphosate" in this statement would confuse and mislead Wal-Mart's shareholders if the Proposal were included in the 2004 Proxy Materials.

5. "In December 2002, StarLink corn, not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products."

It is unclear what relevance this statement has to the Proposal or to Wal-Mart. Additionally, the Proposal provides no citation for this statement.

As reflected above, the Proposal contains numerous false, misleading, unsubstantiated, and irrelevant statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff will sometimes permit a proponent to revise its proposal if it contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of SLB 14), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of SLB 14). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of SLB 14). Because the defects in the Proposal, as described above, would require editing of almost every paragraph of the Proposal, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

Enclosures

cc: Toni Harris, Sinsinawa Dominicans, Inc.
585 County Road Z
Sinsinawa, WI 53824-9701

Sister Mary Eliza Martin, Sisters of the Holy Cross of Notre Dame, Indiana
302 Bertrand Hall-Saint Mary's
Notre Dame, IN 46556-5000

Sister Vicki Berkamp, Adorers of the Blood of Christ
1400 South Sheridan
Wichita, KS 67213

Jo Ann Jansing, Ursuline Sisters of Louisville
3105 Lexington Rd.
Louisville, KY 40206

Kathleen A. Donnelly, Society of Ursula
50 Linwood Road
Rhinebeck, NY 12572

Timothy P. Dewane, School Sisters of Notre Dame, Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Exhibit A

Sinsinawa Dominicans, Inc.
585 County Road Z • Sinsinawa, Wisconsin 53824-9701
Phone (608) 748-4411 ext. 253 Fax (608) 748-5501

Rec'd 12-15-03

December 8, 2003

Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 S. W. 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde:

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 45 shares of Wal-Mart common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution. This proposal concerns our Company's policies on GMO (Genetically Engineered Foods).

I hereby submit that we, Sinsinawa Dominicans, Inc., should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2004 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We are also willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Toni Harris O.P.

Toni Harris, OP
Committee Member

Enclosure: Proposal
Verification of Ownership

cc: ICCR Staff, Leslie Lowe
Sinsinawa Dominicans Peace and Justice Office

Report on Impacts of Genetically Engineered Food
Wal-Mart

RESOLVED: Shareholders request that our Board review the Company's policies for food products manufactured or sold by the Company under the Company's brand names or private labels containing genetically engineered (GE) ingredients and report to shareholders within six months of the annual meeting. This report, developed at reasonable cost and omitting proprietary information, will identify:

- the scope of the Company's food products manufactured/sold by the company under the Company's brand names or private labels, derived from or containing GE ingredients
- outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We urge that with this review, Wal-Mart address issues of competitive advantage and brand name loyalty in the marketplace.

Supporting Statement:

Indicators that genetically engineered food may be harmful to humans, animals, or the environment include:

The United States Department of Agriculture reported (7/2003)- that 21 percent of all farms- growing *Bt* corn in ten mid-western states, equivalent to 26 percent of acreage, failed to comply with the Environmental Protection Agency's refuge requirements; designed to prevent insect immunity to Bt toxin. We believe protection of insect susceptibility to Bt is in the public good.

FDA does not assure the safety of GE products; it is the developer's responsibility to assure that the food is safe. The FDA lacks both the authority and the information to adequately evaluate the safety of GE foods. (Center for Science in the Public Interest, 1/2003).

Fearing that pollen from corn not approved for human consumption may have spread to nearby fields of ordinary corn, the U.S. Department of Agriculture requested that 155 acres of Iowa corn uprooted and incinerated (9/2002); 500,000 bushels of soybeans in Nebraska were quarantined due to contamination by small amounts of a test pharmaceutical/industrial crop (11/2002).

A report commissioned by the Pew Initiative on Food and Biotechnology (4/2003) casts doubt on the preparedness of the current post-market oversight program to achieve its traditional objectives, including the enforcement of regulatory restrictions and the detection and correction of unanticipated health or environ mental problems.

The glyphosate herbicide is used widely by farmers who plant genetically engineered glyphosate resistant crops. Indications are that weed resistance to glyphosate is increasing (Penn State College of Agricultural Sciences News 5/30/03).

In December 2002, StarLink corn, not approved for human consumption, was detected in a U.S. corn shipment to Japan. StarLink was first discovered to have contaminated U.S. corn supplies in September 2000, triggering a recall of 300 products.

Indicators of market resistance to GE-foods:

A Pew Global Attitudes survey (6/2003) indicates that Western Europeans and Japanese overwhelmingly oppose GE-foods for health and environmental reasons. In the United States 55% are opposed according to this survey.

Many of Europe's larger food retailers [J. Sainsbury (UK), Carrefour (France's largest retailer), Migros (Switzerland's largest food chain), Delhaize (Belgium), Marks and Spencer (UK), Superquinn (Ireland) and Effelunga (Italy)] have committed to removing GE ingredients from their store-brand products.

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-3302
Samuel.Guess@wal-mart.com

Samuel A. Guess
Assistant General Counsel, Corporate Governance

December 16, 2003

TWO DAY DELIVERY
VIA FEDERAL EXPRESS

Toni Harris, OP
Sinsinawa Dominicans, Inc.
585 County Road Z
Sinsinawa, WI 53824-9701

Dear Ms. Harris:

On December 11, 2003, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart") prepare and disclose a report on genetically engineered food. Under the Securities and Exchange Commission's Rule 14a-8, you must submit to Wal-Mart a written statement from the record holder of your securities advising of the number of securities owned, at the time you submitted your proposal, and that you have continuously held the requisite amount of securities for at least one year. Your letter from Dubuque Bank & Trust dated October 23, 2003 does not meet these requirements. Finally, to comply with Rule 14a-8, you must send in your response to this request for additional information by means of a letter postmarked no later than the 14th calendar day after you receive this letter.

Sincerely,

Samuel A. Guess

PC Docs # 1018695

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., the Sisters of the Holy Cross of Notre Dame, the Adorers of the Blood of Christ, the Society of St. Ursula and the School Sisters of Notre Dame (Milwaukee Province) (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to either as "WalMart" or the "Company"), and who have submitted a shareholder proposal to WalMart, to respond to the letter dated January 6, 2004, sent to the Securities & Exchange Commission by the Company, in which WalMart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in WalMart's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to review and report on the Company's sale of its own proprietary brand name products that contain genetically engineered foods.

RULE 14a-8(i)(3)

The supporting statement says that there are "indicators that genetically engineered food may be harmful" and lists several indicators. Since the proposal deals with sales by WalMart of its own food products that contain genetically engineered ingredients, we are at a loss to understand why these "indicators" "have no apparent connection" to WalMart or to the proposal. On the contrary, since the concern about possible harmful effects of genetically engineered ingredients is the very "raison d'etre" of the proposal, a listing of why genetically engineered crops may be dangerous would seem to be exactly what a supporting statement for the proposal should be addressing.

We do not believe that it is a *material* omission to fail to cite the source for all statements made in the supporting statement, but if the Staff disagrees, we would be pleased to give those citations. However, in that case, we assume that the Staff will equally insist that the Company provide citations for any and all of its own statements.

1.

We fail to see how "bt corn" can possibly be considered jargon. It is the name used in common parlance for a type of corn that manufactures its own pesticide. (Indeed, bt corn is probably the best know genetically engineered crop.) Furthermore, we doubt that calling this type of corn "bacillus thuringiensis corn" would be of material assistance to shareholders (although the Proponents might be overjoyed to make that change since "bacillus thuringiensis corn" sounds real scary). The fact that the term "bt corn" is used in common parlance is illustrated by the search the undersigned made for "bt corn" on the legal research tool lexis-nexis in the newsgroup "most recent two years". There were 570 hits (5 ½ per week). A similar search for "bacillus thuringiensis corn" yielded 23 hits for the same time period (less than one per month).

The term "refuge requirements" is in less common usage, but it is clear from the context that it refers to the EPA's requirements that a portion of the acreage planted in corn be planted in non-Bt corn as a refuge for insects to prevent the development of immunity to the pesticide. We would be pleased to explain this in a parenthetical if the Staff were to so desire, but we believe any reader would understand the phrase without further explanation, especially since there is already the explanation that the refuges are "designed to protect insect immunity".

The citation for the USDA's National Agricultural Statistical Services' publication entitled "Corn and Biotechnology Special Analysis", published July 21, 2003

The most common uses include control of broadleaf weeds and grasses in: hay/pasture, soybeans, field corn; ornamentals, lawns, turf, forest plantings, greenhouses, rights-of-way.

5.

Re: Starlink & Japan: a summary of the Reuters dispatch carrying the news may be found at: http://jefferson.merid.org/pipermail/fs-agbiotech/2002-December/000172.html.

We believe that the original Starlink story of 2000 is so well known that even WalMart must have become aware of it without the necessity of a citation.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jeffrey J. Gearhart, Esq.
Sister Toni Harris
Sister Mary Eliza Martin
Sister Vicki Berkamp
Sister Jo Ann Jansing
Sister Kathleen A. Donnelly
Timothy P. Dewane
Sister Pat Wolf

To Grace Lee
SEC
FAX 202-942-9525

From: Paul McHartouse

Re: Shareholder proposal concerning genetically engineered foods submitted to Walmart

# of pages, including this page = 5

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

The proposal requests that the board report on Wal-Mart's policies relating to food products containing genetically engineered ingredients to identify the scope of products manufactured or sold by Wal-Mart under its brand names or private labels that are derived from or contain GE ingredients and outline a contingency plan for sourcing non-GE ingredients if circumstances so require.

We are unable to concur in your view that Wal-Mart may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins: "The United States Department of Agriculture . . ." and ends ". . . in the public good";
- delete the discussion that begins: "Fearing that pollen from corn . . ." and ends ". . . pharmaceutical/industrial crop (11/2002)";
- delete the discussion that begins: "A report commissioned by the Pew Initiative . . ." and ends ". . . health or environmental problems";
- delete the discussion that begins "The glyphosate herbicide . . ." and ends ". . . Agricultural Sciences News 5/30/03)"; and
- provide factual support in the form of a citation to a specific source for the discussion that begins: "In December 2002, StarLink corn . . ." and ends ". . . recall of 300 products."

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor